02060670

02 DEC 17 AM 9:25

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

SUPPL

82-4961

Monday 9 December 2002

VITTORIO RADICE TO DEVELOP HOME BUSINESS AT MARKS & SPENCER

Marks & Spencer has announced today that Vittorio Radice is to join the Board of Marks and Spencer Group plc. Mr Radice, who is currently CEO of Selfridges plc, is to be the Executive Director of the Company's Home business and will join the Company with effect from 3 March 2003.

"Vittorio is one of the most able retailers of his generation and I am delighted he has chosen to join the top team at Marks & Spencer", said Roger Holmes, CEO. "His appointment shows how serious we are about developing our Home offer as part of our growth strategy. Vittorio will bring a new dimension to the Board and world class leadership to our Home business."

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

For further information:

Corporate Press Office - 020 7268 6166

dlw 12/26

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

PRODUCED ON RECYCLED PAPER
0303272 - 12/01